CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Index Return Notes®, due August 31, 2010, Linked to the Dow Jones-AIG Commodity IndexSM - Excess Return	1,140,871	$10.00	$11,408,710.00	$448.36
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)2

Registration No. 333-133852

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the LIRNs involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S, its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”), and Banc of America Investment Services, Inc. (“BAI”) is acting as our selling agent. Each of MLPF&S and First Republic is acting in its capacity as principal, and BAI will use its best efforts to sell the LIRNs.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$11,408,710
Selling discount (1)	$0.20	$228,174
Proceeds, before expenses, to Bank of America Corporation	$9.80	$11,180,536

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM—Excess Return” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by us. The LIRNs are not sponsored, endorsed, sold, or promoted by Dow Jones, AIG International Inc. (“AIGI”), AIG Financial Products Corp. (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the LIRNs.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

February 26, 2009

Summary

The Capped Leveraged Index Return Notes® Linked to the Dow Jones-AIG Commodity IndexSM—Excess Return, due August 31, 2010 (the “LIRNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-AIG Commodity IndexSM—Excess Return (the “Index”) increases moderately from the Starting Value of the Index, determined on February 26, 2009, the pricing date, to the Ending Value of the Index, determined on August 24, 2010, the calculation day. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the LIRNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the product supplement LIRN-1.

Terms of the LIRNs	Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs, based on the Participation Rate of 200% and the Capped Value of $12.251 (a 22.51% return). The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 106.689, the Threshold Value of 96.020, and the Capped Value of $12.251 (per unit).

Example 1—The hypothetical Ending Value is 65% of the Starting Value and is less than the Threshold Value:

Starting Value:                     106.689

Hypothetical Ending Value:   69.348

Threshold Value:                   96.020

$10 –	[	$10 ×	(96.020 – 69.348)	× 100%	]	= $7.500
106.689

Redemption Amount (per unit) = $7.500

Example 2 —The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value:                     106.689

Hypothetical Ending Value: 101.355

Threshold Value:                   96.020

Redemption Amount (per unit) = $10.000

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount (per unit) will equal the $10 Original Offering Price.

Example 3 —The hypothetical Ending Value is equal to 104% of the Starting Value:

Starting Value:                     106.689

Hypothetical Ending Value: 110.957

$10 +	[	$10 × 200% x	(110.957 – 106.689	)]	= $10.800
106.689

Redemption Amount (per unit) = $10.800

Example 4 —The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:                     106.689

Hypothetical Ending Value: 160.034

$10 +	[	$10 × 200% x	(160.034 – 106.689	)]	= $20.000
106.689

Redemption Amount (per unit) = $12.251 (The Redemption Amount (per unit) cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 106.689, the Threshold Value of 96.020, the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Capped Value of $12.251 (per unit) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to three decimal places);
▪	the total rate of return to holders of the LIRNs;
▪	the pretax annualized rate of return to holders of the LIRNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the Index components.

Hypothetical Ending Value	Percentage Change From the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per unit	Total Rate of Return on the LIRNs	Pretax Annualized Rate of Return on the LIRNs (1)	Pretax Annualized Rate of Return of the Index Components (1)(2)
53.345	-50.00%	6.000	-40.00%	-31.53%	-41.53%
64.013	-40.00%	7.000	-30.00%	-22.58%	-31.53%
74.682	-30.00%	8.000	-20.00%	-14.44%	-22.58%
90.686	-15.00%	9.500	-5.00%	-3.42%	-10.62%
96.020 (3)	-10.00%	10.000	0.00%	0.00%	-6.95%
102.421	-4.00%	10.000	0.00%	0.00%	-2.72%
104.555	-2.00%	10.000	0.00%	0.00%	-1.35%
106.689 (4)	0.00%	10.000	0.00%	0.00%	0.00%
112.023	5.00%	11.000	10.00%	6.50%	3.30%
117.358	10.00%	12.000	20.00%	12.63%	6.50%
122.692	15.00%	12.251 (5)	22.51%	14.11%	9.61%
128.027	20.00%	12.251	22.51%	14.11%	12.63%
133.361	25.00%	12.251	22.51%	14.11%	15.56%
138.696	30.00%	12.251	22.51%	14.11%	18.42%
144.030	35.00%	12.251	22.51%	14.11%	21.21%
149.365	40.00%	12.251	22.51%	14.11%	23.93%
154.699	45.00%	12.251	22.51%	14.11%	26.58%
160.034	50.00%	12.251	22.51%	14.11%	29.17%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from March 5, 2009 to August 31, 2010, the term of the LIRNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index components that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	This is the Starting Value.

(5)	The Redemption Amount per unit of the LIRNs cannot exceed the Capped Value of $12.251.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the LIRNs involves significant risks. The following is a list of certain of the risks involved in investing in the LIRNs. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections included in the product supplement LIRN-1 and MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return may be less than a comparable investment directly in the futures contracts or underlying commodities (the “Index Commodities”) included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	We cannot assure you that a trading market for your LIRNs will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Dow Jones and AIG-FP may adjust the Index in a way that affects its level, and Dow Jones and AIG-FP have no obligation to consider your interests.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of LIRNs.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	Our business activities relating to the futures contracts or Index Commodities represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of LIRNs. See “Certain U.S. Federal Income Taxation Considerations” below.

Additional Risk Factors

The LIRNs are linked to the Dow Jones-AIG Commodity IndexSM—Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM—Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM—Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the LIRNs are linked to the Dow Jones-AIG Commodity IndexSM—Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Risks associated with the Index may adversely affect the market price of the LIRNs. Because the LIRNs are linked to the Index, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the LIRNs could be subject to greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Dow Jones and AIG-FP may not discover every discrepancy. Finally, subject to the minimum/maximum diversification limits, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, livestock, grains, and softs. As a result, an investment in the LIRNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Dow Jones-AIG Commodity IndexSM—Excess Return—Annual Reweighting and Rebalancing of the Index.”

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

Trading and other transactions by AIG-FP and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index. AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIG-FP and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of AIG-FP’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and Dow Jones and AIG-FP and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of AIG-FP, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the LIRNs into consideration at any time.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our perceived creditworthiness.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 22.51% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

Other Provisions

We will deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and BAI, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. MLPF&S and First Republic will purchase LIRNs as principal, while BAI will use its best efforts to sell the LIRNs. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Dow Jones-AIG Commodity IndexSM—Excess Return

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones, AIGI, and AIG-FP as stated in those sources, and these policies are subject to change at the discretion of Dow Jones, AIGI and AIG-FP. Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an “Index Component”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the “Index Commodities”) are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 Index Commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg, L.P., under the symbol “DJAIG.”

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance:    To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification:    In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity:    The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity:    The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by AIG-FP for each Index Commodity. With the exception of several LME contracts, where AIG-FP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, AIG-FP selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, AIG-FP will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.37%	LME	25 metric tons

Coffee	Coffee “C” cents/pound	3.13%	NYBOT	37,500 lbs

Copper (2)	Copper cents/pound	7.87%	COMEX	25,000 lbs

Corn	Corn cents/bushel	5.37%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	2.16%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	13.66%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	9.22%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	3.23%	NYMEX	42,000 gallons

Live Cattle	Live Cattle cents/pound	4.55%	CME	40,000 lbs

Lean Hogs	Lean Hogs cents/pound	2.52%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	9.65%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	2.54%	LME	6 metric tons

Silver	Silver cents/troy oz.	3.72%	COMEX	5,000 troy oz.

Soybeans	Soybeans cents/bushel	7.70%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.78%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	3.55%	NYBOT	112,000 lbs

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.53%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	4.49%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	2.96%	LME	25 metric tons

(1)	Reflects the approximate weightings as of February 13, 2009 of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of February 13, 2009 are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of February 13, 2009 (1):
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	31.06%

Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	19.74%

Grains	Corn Soybeans Soybean Oil Wheat	20.34%

Livestock	Lean Hogs Live Cattle	7.07%

Softs	Cocoa Coffee Cotton Sugar	8.85%

Precious Metals	Gold Silver Platinum	12.94%
(1)	Reflects the rounded weightings of the six Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2009, as well as their respective Commodity Index Multipliers for 2009:

Index Commodity	2009 Commodity Dow Jones-AIG Commodity Index Multiplier
Aluminum	0.115420380
Coffee	68.100845940
Copper	126.467801040
Corn	35.938858790
Cotton	119.454917530
Crude Oil	7.592336320
Gold	0.244395540
Heating Oil	61.493914290
Lean Hogs	98.757229960
Live Cattle	130.707755740
Natural Gas	52.957386400
Nickel	0.006139090
Silver	6.811632160
Soybeans	20.082708710
Soybean Oil	208.464754610
Sugar	653.655142790
Unleaded Gasoline	86.611391080
Wheat	20.461483020
Zinc	0.063917040

Index Supervisory and Advisory Committees

Prior to January 1, 2007, the Dow Jones AIG Oversight Committee (the “Oversight Committee”) reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIG-FP replaced the Oversight Committee with a two-tier oversight structure comprised of the Dow Jones–AIG Commodity Index Supervisory Committee (the “Supervisory Committee”) and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by AIG-FP and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index are determined each year in June by AIG-FP under the supervision of the Supervisory Committee, and such determination is reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

Proposed Acquisition by UBS

In January 2009, UBS Investment Bank announced that it entered into an agreement with AIG-FP to purchase the commodity index business of AIG-FP, including AIG-FP’s rights to the Index. The closing of the transaction is subject to a number of closing conditions. Although the method of calculation of the Index is not currently expected to be impacted by this transaction, no assurances can be given that changes to such method will not be made during the term of the LIRNs. See the sections of product supplement LIRN-1, “Description of LIRNs—Adjustments to a Market Measure,” and “—Discontinuance of a Market Measure.” We call to your attention that, following completion of the transaction, the name of the Index may change.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through January 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the closing level of the Index was 106.689.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones and AIG-FP licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by Dow Jones and AIG-FP, in connection with certain products, including the LIRNs.

The license agreement between Dow Jones, AIG-FP, and us provides that the following language must be set forth in this term sheet:

The LIRNs are not sponsored, endorsed, sold, or promoted by Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the LIRNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the LIRNs particularly. The only relationship of Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index which is determined, composed, and calculated by Dow Jones in conjunction with AIGI without regard to us or the LIRNs. Dow Jones and AIGI have no obligation to take our needs or the needs of the owners of the LIRNs into consideration in determining, composing, or calculating the Index. None of Dow Jones, American International Group, AIGI, or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. None of Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the LIRNs, in connection with the administration, marketing, or trading of the LIRNs. Notwithstanding the foregoing, AIGI, American International Group, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the LIRNs, but which may be similar to and competitive with the LIRNs. In addition, American International Group, AIGI, and their subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-AIG Commodity IndexSM—Excess Return and Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Index and the market value of the LIRNs.

This term sheet relates only to the LIRNs and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the LIRNs should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates. The information in this term sheet regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the LIRNs. None of Dow Jones, American International Group, AIGI, or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE LIRNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI, AND US, OTHER THAN AMERICAN INTERNATIONAL GROUP.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement LIRN-1, which you should carefully review prior to investing in the LIRNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in the accompanying product supplement LIRN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity.    Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined in the accompanying product supplement LIRN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement LIRN-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-1 dated January 22, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509010269/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.